Exhibit (a)(5)(D)

Alpha and Omega Semiconductor Announces Final Results of Its Modified Dutch Auction Tender Offer

SUNNYVALE, California, July 14, 2015 - Alpha and Omega Semiconductor Limited (“AOS” or the “Company”) (NASDAQ: AOSL), today announced the final results of its modified “Dutch auction” tender offer, which expired at 11:59 p.m., New York City time, on July 7, 2015. The tender offer is part of the Company’s existing $50 million repurchase program that was previously approved by the Board of Directors in April 2015. Pursuant to the terms of the tender offer, the Company offered to purchase common shares having an aggregate purchase price not exceeding $30.0 million.

The Company has accepted for purchase 3,296,703 shares of the Company’s common shares, at a purchase price of $9.10 per share, for an aggregate purchase price of $29,999,997.30, excluding fees and expenses relating to the tender offer. These shares represent approximately 12.53% of the total number of the Company’s common shares issued and outstanding as of June 30, 2015.

Based on the final report by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 3,787,786 shares of the Company’s common shares were properly tendered and not properly withdrawn at or below $9.10 per common share. Due to the tender offer being oversubscribed, the Company purchased only a prorated portion of those shares validly tendered by each tendering shareholder (other than “odd lot” holders whose shares were purchased on a priority basis) at or below the final per share purchase price. The Company has been informed by the depositary for the tender offer that the final proration factor for the tender offer was approximately 86.97%.

The depositary will promptly issue payment for shares validly tendered and accepted for purchase in accordance with applicable law. Shares tendered and not accepted for purchase will be returned promptly to shareholders by the depositary in accordance with applicable law.

B. Riley & Co., LLC is serving as the dealer manager, Georgeson Inc. is serving as the information agent for the tender offer, and Computershare Trust Company, N.A. is acting as the depositary for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent, Georgeson Inc., by telephone at: (877) 278-4751, in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance. Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, the decline of the PC industry and our ability to respond to such decline, our ability to introduce or develop new and enhanced products that achieve market acceptance, the actual product performance in volume production, the quality and reliability of our product, our ability to achieve design wins, the general business and economic conditions, the state of semiconductor industry and seasonality of our markets, our ability to maintain factory utilization at a desirable level, and other risks as described in our SEC filings, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2014 filed on August 29, 2014. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and the Company undertakes no duty to update such information, except as required under applicable law.

About Alpha and Omega Semiconductor

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET, IGBT and Power IC products.  AOS has developed extensive intellectual property and technical knowledge that encompasses the latest advancements in the power semiconductor industry, which enables it to introduce innovative products to address the increasingly complex power requirements of advanced electronics. AOS differentiates itself by integrating its Discrete and IC semiconductor process technology, product design, and advanced packaging know-how to develop high performance power management solutions. AOS's portfolio of products targets high-volume applications, including portable computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment. For more information, please visit http://www.aosmd.com. For investor relations, please contact So-Yeon Jeong at investors@aosmd.com.

CONTACT: Alpha and Omega Semiconductor Limited

Investor Relations

So-Yeon Jeong

408-789-3172

investors@aosmd.com